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                              UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C.  20549





                              SCHEDULE 13D
                             (RULE 13d-101)
               UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              EGGHEAD, INC.
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                            (Name of Issuer)

                  Common Stock, par value $.01 per share
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                     (Title of Class of Securities)

                               282330109
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                            (CUSIP Number)

Gregory J. Boudreau                              Charles J. Katz, Jr., Esq.
22705 East Mission Avenue    with a copy to:     Perkins Coie
Liberty Lake, WA  99019                          1201 Third Avenue, 40th Floor
(509) 922-7031                                   Seattle, WA  98101
                                                 (206) 583-8888

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    (Name, Address and Telephone Number of Person Authorized to Receive
                      Notices and Communications)

                           August 14, 1997
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         (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.


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                                     SCHEDULE 13D

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 CUSIP NO. 282330109                                 PAGE 2 OF 7 PAGES

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  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Gregory J. Boudreau                   ###-##-####
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  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) / /
                                                                         (b) / /
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  3   SEC USE ONLY

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  4   SOURCE OF FUNDS
      SC
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  5   CHECK  BOX  IF  DISCLOSURE  OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                     / /

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  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      United States
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               7   SOLE VOTING POWER
  NUMBER OF        1,675,824
   SHARES     ------------------------------------------------------------------
 BENEFICIAL    8   SHARED VOTING POWER
     LY            124,131(1)
  OWNED BY    ------------------------------------------------------------------
    EACH       9   SOLE DISPOSITIVE POWER
  REPORTING        1,675,824
   PERSON     ------------------------------------------------------------------
    WITH      10   SHARED DISPOSITIVE POWER
                   124,131(1)
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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,799,955(1)
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  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       7.9%(2)
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----------------------

    (1) Includes 124,131 shares transferred by Mr. Boudreau to trusts the beneficiaries of which are Mr. Boudreau's children. Mr. Boudreau disclaims beneficial ownership of such 124,131 shares.

    (2) Percentage is based upon 22,925,230 shares of Common Stock outstanding as of August 14, 1997.


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  14   TYPE OF REPORTING PERSON
       IN
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                                                                         3 of 7
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ITEM 1.  SECURITY AND ISSUER.

    This Schedule 13D relates to the Common Stock, par value $.01 per share ("Common Stock"), of Egghead, Inc., a Washington corporation ("Egghead"), the principal executive office of which is located at 22705 East Mission Avenue, Liberty Lake, Washington 99019.

ITEM 2.  IDENTITY AND BACKGROUND.

    (a)  This Schedule 13D relates to Gregory J. Boudreau.

    (b) The business address of Mr. Boudreau is 22705 East Mission Avenue, Liberty Lake, Washington 99019.

    (c) Mr. Boudreau is the Executive Vice President of Surplus Software, Inc., a wholly-owned subsidiary of Egghead, Inc., whose principal business address is 22705 East Mission Avenue, Liberty Lake, Washington 99019.

    (d) During the last five years, Mr. Boudreau has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

    (e) During the last five years, Mr. Boudreau has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    (f)  Mr. Boudreau is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    All of the shares of Common Stock reported in this Schedule 13D were acquired in exchange for Mr. Boudreau's shares of common stock of Surplus Software, Inc.("Surplus"), a privately-held corporation acquired by Egghead in a stock-for-stock exchange pursuant to an Agreement and Plan of Merger (the "Merger Agreement"), dated April 30, 1997 and amended as of May 23, 1997, by and among Egghead, Surplus, North Face Merger Sub, Inc., a wholly owned subsidiary of Egghead ("Merger Sub"), and certain shareholders of Surplus. Pursuant to the Merger Agreement, Surplus merged with and into Merger Sub, and all shares of capital stock of Surplus were converted into the right to receive shares of Egghead Common Stock (the "Merger"). The Merger was consummated on August 14, 1997.

ITEM 4.  PURPOSE OF TRANSACTION

    The purpose of the transaction pursuant to which Mr. Boudreau acquired the Common Stock reported herein is as described in Item 3 above.

    Pursuant to the terms of the Merger Agreement, Jonathan W. Brodeur and Gregory J. Boudreau have been appointed to the board of directors of Egghead. Mr. Boudreau has no other present plans or intentions that relate to or would result in any of the transactions required to be described in Item 4 of
Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

    (a) Mr. Boudreau beneficially owns 1,799,955 shares of Common Stock of Egghead, Inc., which includes 124,131 shares transferred by Mr. Boudreau to trusts the beneficiaries of which are Mr. Boudreau's children. Mr. Boudreau disclaims beneficial ownership of such 124,131 shares. Mr. Boudreau's aggregate


                                                                         4 of 7

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beneficial ownership represents approximately 7.9% of Common Stock of Egghead,
Inc., based on 22,925,230 shares of Common Stock outstanding as of August 14, 1997.

    (b)  Sole voting power:            1,675,824
         Sole dispositive power:       1,675,824
         Shared voting power:            124,131
         Shared dispositive power:       124,131

    (c) Except as reported herein, during the past sixty days, Mr. Boudreau has not effected any transaction in the Common Stock of Egghead, Inc.

    (d)  Not applicable.

    (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

    The shares of Egghead common stock owned by Mr. Boudreau are subject to a Letter Agreement, dated April 30, 1997, between Mr. Boudreau and Egghead that prohibits the sale, transfer or other disposition by Mr. Boudreau of any shares of Egghead stock owned by him until after such time as financial results covering a period of at least 30 days of combined operations of Egghead and Surplus have been published by Egghead in the form of a quarterly report, an effective registration statement filed with the Securities and Exchange Commission ("SEC"), a report to the SEC on Form 10-K, 10-Q or 8-K, or any other public filing or press release or other announcement which includes such results.

    The shares of Egghead common stock owned by Mr. Boudreau also are subject to a Letter Agreement, dated May 23, 1997, between Mr. Boudreau and Egghead that prohibits the sale, transfer or other disposition by Mr. Boudreau of fifty-five percent (55%) of the shares of Egghead Common Stock received by him pursuant to the Merger for a period of one year.

    In addition, ten percent (10%) of the shares of Egghead Common Stock issued to Mr. Boudreau pursuant to the Merger have been pledged to, and will be held by, Egghead for a period of one year, in order to satisfy any claims by Egghead for indemnification under the Merger Agreement.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

    The following exhibits are filed herewith:

       Exhibit
        Number                             Description
       -------        ------------------------------------------------------

        2.1* Agreement and Plan of Merger, dated April 30, 1997 and amended as of May 23, 1997, by and among Egghead, Inc., North Face Merger Sub, Inc., Surplus Software, Inc. and certain shareholders of Surplus Software, Inc.

        99.1 Letter Agreement, dated April 30, 1997, between Egghead, Inc. and Gregory J. Boudreau

        99.2 Letter Agreement, dated May 23, 1997, between Egghead, Inc. and Gregory J. Boudreau


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    *    Incorporated herein by reference to Exhibit 2.1 to Egghead, Inc.'s
Registration Statement on Form S-4, File No. 333-31251, as filed with the SEC on July 14, 1997.


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                                      SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


       August 21, 1997                 By:       /s/ Gregory J. Boudreau
-----------------------------------        -----------------------------------
            Date                                        Signature

                                                     Gregory J. Boudreau
                                           -----------------------------------
                                                          Name

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                                    INDEX TO EXHIBITS

Exhibit
Number                                  Description

  2.1 Agreement and Plan of Merger, dated April 30, 1997 and amended as of May 23, 1997, by and among Egghead, Inc., North Face
             Merger Sub, Inc., Surplus Software, Inc. and certain shareholders of Surplus Software, Inc. (Incorporated by reference to Exhibit
             2.1 to Egghead, Inc.'s Registration Statement on Form S-4, File No. 333-31251, as filed with the SEC on July 14, 1997)

 99.1        Letter Agreement, dated April 30, 1997, between Egghead, Inc.
             and Gregory J. Boudreau

 99.2 Letter Agreement, dated May 23, 1997, between Egghead, Inc. and Gregory J. Boudreau